Exhibit 99.1

Provident Concludes Strategic Review Process, Announces
Internal Reorganization and Provides Strategy Update

News Release 08-09
May 20, 2009

All values are in Canadian dollars and conversions of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) announced today that it has completed the previously announced strategic review process and has determined that Provident will maintain its current diversified midstream and upstream business model. Provident also announced an internal reorganization intended to improve efficiency, reduce controllable costs and simplify the organization.

Strategic Review

The strategic review process was announced in February of 2008 with the objectives of optimizing business performance, facilitating business growth, improving overall access to and cost of capital, enhancing the valuation of Provident’s component businesses and optimizing structure in response to the federal government decision to tax income trusts beginning in 2011. During this review, it was determined that the sale of the U.S. oil and gas business unit was an important step in the process. The U.S. business unit was successfully sold in a two-stage process that concluded in August of 2008 for total gross proceeds of US$650 million ($458 million, after-tax). Following the sale of the U.S. business unit, management and the board of directors evaluated the complete spectrum of strategic options available for Provident’s remaining Canadian oil and gas production (Provident Upstream) and midstream (Provident Midstream) business units. After an extensive review, it has been determined that in the context of the current macroeconomic environment (characterized by low commodity prices and volatility in both equity and debt markets), it is in the best interest of unitholders that Provident remain structured as a cash-distributing, diversified energy enterprise.

Provident is well positioned to address the challenges in the business environment and is currently structured as an income trust, which remains tax-efficient until 2011. Provident’s tax position is enhanced by approximately $1.4 billion in tax pools which will provide shelter for a portion of taxable income beyond 2011.

Internal Reorganization

Provident has completed an internal reorganization intended to improve the efficiency and competitiveness of the businesses by reducing operating and administrative costs and streamlining the organizational structure. This internal restructuring is designed to increase the focus of each business unit and improve management’s line of sight to the key performance measures in each business. This reorganization has resulted in staff reductions at all levels of the organization, including senior management. These staff changes, in addition to other cost-saving initiatives undertaken by management, are expected to reduce costs by approximately $12 million per annum which represents an 18 percent reduction compared to 2008 general and administrative costs in the Canadian upstream and midstream business units. Non-recurring costs of approximately $10 million will be incurred in the second quarter of 2009 as a result of the conclusion of the strategic review and this reorganization.

Strategy Update

Provident’s overall objective is to preserve and enhance long term unitholder value by actively managing and growing our diversified portfolio of energy assets. Management will continue to allocate cash flow between capital investments and cash distributions to unitholders, while maintaining a competitive level of debt. At March 31, 2009, Provident had $496 million drawn on its $1.125 billion revolving credit facility (47 percent utilization). This senior secured credit facility expires on May 30, 2011 and has terms that are favourable in the current credit environment. Provident also has $262 million of subordinated convertible debentures outstanding, the bulk of which mature in 2011 and 2012. Provident’s strong balance sheet and available debt capacity provide excellent financial flexibility which is a key competitive advantage and positions Provident to execute compelling growth opportunities that arise. Management will continue to allocate growth capital between Provident Upstream and Provident Midstream, focusing on the initiatives with the highest risk-adjusted return within the combined opportunity portfolio.

Provident Midstream continues to execute an integrated business strategy which includes extraction, fractionation, storage, transportation and marketing of natural gas liquids (NGL) at its strategically located, low cost facilities. Midstream has a number of high-return growth opportunities tied to existing assets. At Provident’s Redwater facility, the focus is on further expansion of the condensate handling and storage assets to meet growing demand for condensate for use as diluent by bitumen producers in Alberta’s oil sands. Provident’s Empress East system will be bolstered by the planned construction of a Michigan-based depropanizer facility that will provide up to 9,700 barrels per day of propane-plus fractionation capacity by mid 2010. The depropanizer will be connected to the Enbridge pipeline system and will enable Provident to directly access the premium Michigan propane market.

Provident Upstream will continue to manage its portfolio of western Canadian crude oil and natural gas production assets with a focus on sustainability, cost competitiveness and value-driven growth. Management will continue to concentrate capital spending on high impact, long term development programs such as the Dixonville waterflood and the Pekisko oil play in Northwest Alberta. Management will also consider non-core asset dispositions in order to improve overall return on capital invested, reduce per barrel operating costs, lower overall production decline rates and increase operational efficiencies by concentrating the asset base.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas exploitation and production business and a natural gas liquids midstream services and marketing business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute “forward-looking statements” or “forward-looking information” under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Investor and Media Contact:	Corporate Head Office:
Dallas McConnell	2100, 250 –2nd Street SW
Manager, Investor Relations	Calgary, Alberta T2P 0C1
Phone (403) 231-6710	Phone: (403) 296-2233
Email: info@providentenergy.com	Toll Free: 1-800-587-6299
Fax: (403) 264-5820
www.providentenergy.com